Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131716

PROSPECTUS

10,250,000 Shares

Common Stock

This prospectus relates to up to 10,250,000 shares of the common stock of GeoMet, Inc., which may be offered and sold, from time to time, by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in a private equity placement in January 2006. We have registered the offer and sale of the shares of common stock to satisfy registration rights we have granted to the selling stockholders. We are not selling any shares of common stock under this prospectus and will not receive and have not received any proceeds from the sale of common stock by the selling stockholders.

The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale, or at negotiated prices. Because all of the shares being offered under this prospectus are being offered by selling stockholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. Shares of our common stock are listed on the NASDAQ Global Market under the symbol “GMET.” On March 23, 2007, the closing price of our common stock as reported on the NASDAQ Global Market was $8.76 per share. Please read “Plan of Distribution.”

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 18 of our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference herein, for a discussion of certain risk factors that you should consider before investing in our common stock.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 9, 2007.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-1 (No. 333-131716) with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this document. Our business, financial condition, results of operations and prospects may have changed since that date. Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

We are required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, we file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Please read “Incorporation by Reference.” You should only rely on the information contained in this prospectus and incorporated by reference in it. We have not authorized anyone to provide you with any additional information.

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INCORPORATION BY REFERENCE

We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 20, 2007; and

•	Our current reports on Forms 8-K, filed with the SEC on December 18, 2006, January 25, 2007, January 31, 2007, February 16, 2007, and March 20, 2007.

Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

GeoMet, Inc.

909 Fannin, Suite 1850

Houston, Texas 77010

Telephone Number: (713) 659-3855

Attention: Chief Financial Officer

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SUMMARY

This summary highlights selected information from this prospectus but does not contain all information that you should consider before investing in our common stock. You should read this entire prospectus and the information incorporated herein by reference carefully, including the “Risk Factors” beginning on page 18 of our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein, and the financial statements incorporated by reference in this prospectus. In this prospectus, we refer to GeoMet, Inc., its subsidiaries and predecessors as “GeoMet,” “we,” “our,” or “our company.” References to the number of shares of our common stock outstanding have been revised to reflect a four-for-one stock split effected in January 2006. The estimates of our proved reserves as of December 31, 2006, 2005 and 2004 included or incorporated by reference in this prospectus are based on reserve reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. We discuss sales volumes, per Mcf revenue, per Mcf cost and other data in this prospectus net of any royalty owner’s interest. We have provided definitions for some of the industry terms used in this prospectus in the “Glossary of Natural Gas and Coalbed Methane Terms.”

Our Company

About GeoMet

We are engaged in the exploration, development, and production of natural gas from coal seams (coalbed methane or CBM) and gas marketing. Our principal operations and producing properties are located in the Cahaba Basin in Alabama and the central Appalachian Basin in West Virginia and Virginia. At December 31, 2006, we controlled a total of approximately 280,000 net acres of coalbed methane and oil and natural gas development rights, primarily in Alabama, West Virginia, Virginia, Louisiana, Colorado, and British Columbia. We control a total of approximately 77,000 net acres of coalbed methane development rights in the Gurnee field in the Cahaba Basin and in the Pond Creek field in the central Appalachian Basin, and we also control the balance of 203,000 net acres of coalbed methane and oil and natural gas development rights primarily in Alabama, north central Louisiana, British Columbia, West Virginia, and Colorado. We have conducted substantial gas desorption testing and drilling of core holes throughout our property base. We believe our extensive undeveloped acreage position in the Gurnee field in the Cahaba Basin and in the Pond Creek field in the Appalachian Basin contains a total of 633 additional drilling locations. We operate in two segments, natural gas exploration, development and production, exclusively within the continental United States and British Columbia and gas marketing in the United States.

At December 31, 2006, we had 325.7 Bcf of estimated proved reserves with a PV-10 of approximately $526 million using gas prices in effect at such date. See “Selected Financial Data—Reconciliation of Non-GAAP Financial Measures” for additional information regarding PV-10. Our estimated proved reserves were 100% coalbed methane and 75% proved developed. In 2006 our net gas sales averaged approximately 17,064 Mcf per day. For 2006, our total capital expenditures were approximately $81 million, and our development expenditures for the development of the Gurnee and Pond Creek fields were approximately $67.2 million. We intend to spend approximately $57 million in 2007 for development expenditures in the Gurnee and Pond Creek fields, a 15% decrease from 2006. For 2007, we estimate that our total capital expenditures will be approximately $69 million.

Areas of Operation

Cahaba Basin

We have the development rights to approximately 42,000 net CBM acres throughout the Cahaba Basin of central Alabama, which is adjacent to the Black Warrior Basin. At December 31, 2006, approximately 59% of our estimated proved reserves, or 193.1 Bcf, were located in the Gurnee field within the Cahaba Basin, of which approximately 78% were classified as proved developed. At December 31, 2006, we had developed approximately 31% of our Cahaba Basin CBM acreage. We own a 100% working interest in the area and are the operator. As of December 31, 2006, we had 194 net productive wells in the Gurnee field. Net daily sales of gas averaged approximately 5,343 Mcf for 2006. At December 31, 2006, our undeveloped CBM acreage in the Cahaba Basin contained 346 additional drilling locations, based predominantly on 80-acre spacing. In 2007, we intend to spend approximately $34 million of our capital expenditure budget to develop and drill approximately 52 wells and expand our facilities in the Cahaba Basin. We intend to drill at least 50 wells annually in the Cahaba Basin over the next several years.

We extract gas from six coal groups within the Pottsville coal formation at depths ranging from 700 feet to 3,400 feet. At these depths, overall seam thickness in this area averages approximately 50 feet of high volatile bituminous rank coal. A total of 33 core holes have been drilled and over 600 gas desorption tests have been conducted on our acreage to determine the gas content of the coal and to define the coalbed methane resource under a substantial portion of the acreage in our leasehold position.

We have constructed and operate an approximate 38.5-mile pipeline from the Cahaba Basin to the Black Warrior River for the disposal of produced water under a permit issued by the Alabama Department of Environmental Management. This pipeline has a design capacity of approximately 45,000 barrels of water per day. In October 2006, we executed a series of agreements with a privately held company relating to our operations in the Cahaba Basin, under which we agreed to designate up to 50% of the pipeline’s capacity to dispose of produced water from the company’s operations in the Gurnee field. Our fees earned under the agreements will initially be $0.35 per barrel of untreated produced water but will decline to $0.20 per barrel of treated produced water on or about September 12, 2007. The disposal fees we generate will be included in other revenues. We also operate a water treatment facility in the Gurnee field to condition the produced water prior to injection into the pipeline and a discharge pond at the river to aerate the water prior to disposal. We believe that our disposal pipeline and water treatment facility will meet all of our future water disposal requirements for the Gurnee field.

Additionally, under these agreements, we have secured firm capacity rights on a high pressure gas gathering pipeline which connects into Enbridge’s Magnolia Pipeline System. The acquired rights entitle us to transport approximately 40 million cubic feet per day of coalbed methane gas at a fee of $0.05 per MMbtu actually gathered through the pipeline. We do not anticipate utilizing this capacity in the immediate future. This agreement provides us with a second outlet for our gas produced from the Gurnee field. Together with our existing capacity on the Southern Natural Gas Bessemer—Calera lateral, our total gas takeaway capacity is expected to meet all of our future requirements.

We control and operate a 17.3-mile, 12-inch high pressure steel pipeline and a gas treatment and compression facility through which we gather, dehydrate, and compress our gas for delivery into the Southern Natural Gas pipeline system.

Central Appalachian Basin

In the central Appalachian Basin of southern West Virginia and southwestern Virginia, we have the rights to develop approximately 56,000 net CBM acres, approximately 35,000 of which are in our Pond Creek field. At December 31, 2006, approximately 40% of our estimated proved reserves, or 130.0 Bcf, were located within the Pond Creek field, of which approximately 68% were classified as proved developed. We own a 100% working interest in the area and are the operator. As of December 31, 2006, we had 194 net productive wells in the Pond Creek field. Net daily sales of gas averaged approximately 10,531 Mcf for 2006. As of December 31, 2006, our undeveloped CBM acreage in the Pond Creek field contained 287 additional drilling locations based predominantly on 60-acre spacing. In 2007, we intend to spend approximately $23 million of our capital expenditure budget to develop and drill approximately 40 wells in the Pond Creek field. We intend to drill at least 40 wells annually in the Pond Creek field over the next several years.

We extract gas from up to an average of 12 coal seams within the Pocahontas and New River coal formations at depths ranging from 430 feet to 2,400 feet. At these depths overall coal thickness in this area ranges from 10 to 30 feet of high quality, low-medium volatile bituminous rank Pennsylvanian Age coal. Prior mining activity revealed that these coal groups are gas rich. A total of 41 core holes have been drilled on and in the area of our acreage in the central Appalachian Basin and a geographically extensive gas desorption testing program has been conducted to determine the gas content of the coal and to define the coalbed methane resource under a substantial portion of our leasehold position.

CBM wells in the Pond Creek field produce comparatively lower levels of water. Produced water is either used in our operations or injected into a disposal well that we own and operate. We believe this disposal well will meet our future water disposal requirements in the Pond Creek field.

Until April 1, 2007, our gas from the Pond Creek field was gathered into our central dehydration and compression facility and delivered into the Cardinal States Gathering System for redelivery into the Columbia Gas Transmission Corporation gas pipeline system. Our gathering agreement with Cardinal States is cancellable by either party upon 30 days notice beginning on April 30, 2007. We have completed construction, placed into service and are flowing our gas through our own 12-mile pipeline, which was constructed at an estimated cost of approximately $6 million, to interconnect with the Jewell Ridge Pipeline, a new interstate pipeline. The new 12-mile pipeline is presently subject to a dispute regarding the right to use the surface of certain acreage. Additional information regarding this dispute can be found in our annual report on Form 10-K under Item 3—Legal Proceedings, which is incorporated herein by reference. East Tennessee Natural Gas, LLC (“ETNG”), a subsidiary of Spectra Energy, constructed and operates the Jewell Ridge Pipeline. In March 2006, we executed a precedent agreement with ETNG that, subject to satisfaction of certain conditions, obligated the parties to enter into two long-term firm transportation agreements, which become effective when our pipeline is in service, having maximum daily quantities of 15,000 decatherms and 10,000 decatherms and primary terms of 15 years and 10 years, respectively.

In addition to our operations in the Pond Creek field, we also have the rights to approximately 17,000 acres in the Lasher prospect located north of the Pond Creek field in the central Appalachian Basin. We have drilled two test wells and four core holes in that area.

British Columbia

Our Peace River Project is comprised of approximately 36,687 gross acres and 18,343 net acres along the Peace River near Hudson’s Hope, British Columbia. We are conducting operations on this project through an exploration and development agreement with a group of third parties. We have earned a 50% working interest in this leasehold by spending $7.2 million on an evaluation program. We completed our earning obligations in May 2006 and will continue to operate this project going forward. We have drilled three core holes targeting the Lower Cretaceous Gething coal formation. Multiple, mostly thin, coal seams exist at depths from 1,000 to 3,000 feet. At these depths, coals are medium volatile bituminous rank. We believe that the gas content and coal thickness under our acreage position are favorable for CBM development. Prior to 2006, we drilled and completed two production test wells and recompleted a third production test well and a water disposal well. During 2006, we drilled four production test wells and a water disposal test well. We are currently conducting testing operations on these wells. In 2007, we intend to spend approximately $2.0 million of our capital expenditure budget to continue the evaluation and exploration of our Peace River acreage.

North Central Louisiana

In Winn, LaSalle, and Caldwell Parishes of Louisiana, we are conducting an evaluation of the coals within the Wilcox Formation. We operate the project with a 100% working interest. As of December 31, 2006, we had a total of approximately 119,000 net acres under lease. The Wilcox is a thick deltaic deposit of Eocene age, composed primarily of sandstone, siltstone, shale, and coal. The coals are low rank, being classified as sub-bituminous and lignitic. Multiple, mostly thin, coal seams exist at depths from 2,000 to 3,500 feet. We have drilled 19 exploration or production test wells and two water disposal wells. We have also conducted 71 gas desorption tests from a sample of nine of these wells to determine the gas content of the coal and to define the potential gas resources. We believe that the gas content and coal thickness under our acreage position are favorable for CBM development. We are currently evaluating producibility issues related to zonal isolation of adjacent water sands and related water encroachment in this area.

Piceance Basin of Colorado

We also hold a total of approximately 16,900 net CBM acres of leasehold in the Piceance Basin in Mesa County, Colorado, of which approximately 14,600 net CBM acres are located in our Cameo prospect in the southwestern portion of the Piceance Basin. We are targeting the Cameo coals within a 200-foot interval of the Williams Fork formation at a depth of about 2,000 feet. We have drilled one core hole and have conducted gas desorption tests on the core. We believe that the gas content and coal thickness under our acreage position are favorable for CBM development. We continue to pursue opportunities to increase our acreage position in this area.

Characteristics of Coalbed Methane

The source rock in conventional natural gas is usually different from the reservoir rock, while in coalbed methane the coal seam serves as both the source rock and the reservoir rock. The storage mechanism is also different. Gas is stored in the pore or void space of the rock in conventional natural gas, but in coalbed methane, most, and frequently all, of the gas is stored by adsorption. Adsorption allows large quantities of gas to be stored at relatively low pressures. A unique characteristic of coalbed methane is that the gas flow can be increased by reducing the reservoir pressure. Frequently the coalbed pore space, which is in the form of cleats or fractures, is filled with water. The reservoir pressure is reduced by pumping out the water, releasing the methane from the molecular structure, which allows the methane to flow through the cleat structure to the well bore. While a conventional natural gas well typically decreases in flow as the reservoir pressure is drawn down, a coalbed methane well will typically increase in production for up to five years depending on well spacing.

Coalbed methane and conventional natural gas both have methane as their major component. While conventional natural gas often has more complex hydrocarbon gases, coalbed methane rarely has more than 2% of the more complex hydrocarbons. In the eastern coal fields of the United States, coalbed methane is generally 98 to 99% pure methane and requires only dehydration of the gas to remove moisture to achieve pipeline quality. In the western coal fields of the United States, it is also sometimes necessary to strip out either carbon dioxide or nitrogen. Once coalbed methane has been produced, it is gathered, transported, marketed, and priced in the same manner as conventional natural gas.

The content of gas within a coal seam is measured through gas desorption testing. The ability to flow gas and water to the well bore in a coalbed methane well is determined by the fracture or cleat network in the coal. While at shallow depths of less than 500 feet these fractures are sometimes open enough to produce the fluids naturally, at greater depths the networks are progressively squeezed shut, reducing the ability to flow. It is necessary to provide other avenues of flow such as hydraulically fracturing the coal seam. By pumping fluids at high pressure, fractures are opened in the coal and a slurry of fluid and sand proppant is pumped into the fractures so that the fractures remain open after the release of pressure, thereby enhancing the flow of both water and gas to allow the economic production of gas.

Summary of Our Properties as of December 31, 2006

	Estimated Proved Reserves(1)
Field	Proved Developed Producing	Proved Developed Non- Producing	Proved Undeveloped	Total Proved	PV-10(2)
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(In thousands)
Central Appalachia:
Pond Creek field	89,045	—	40,962	130,007	$210,943
Alabama:
Gurnee field	119,683	31,685	41,782	193,150	305,780
White Oak Creek field	2,424	81	—	2,505	8,910

Total	211,152	31,766	82,744	325,662	$525,633

Area	Net Productive Wells(3)	Additional Drilling Locations(4)	Net CBM Acres Owned or Controlled
			Total	Developed	Undeveloped
Central Appalachian Basin	203	287	55,181	13,160	42,021
Cahaba Basin	194	346	42,832	13,666	29,166
North Central Louisiana	16	—	119,244	—	119,244
British Columbia	3	—	18,288	—	18,288
Piceance Basin	—	—	16,949	—	16,949
Other (United States)	—	—	27,747	—	27,747

Total	416	633	280,241	26,826	253,415

(1)	Based on the reserve report prepared by DeGolyer and MacNaughton, independent petroleum engineers.
(2)	The weighted average price of gas at December 31, 2006 used to estimate proved reserves and future net revenue was $5.71 per MMBtu and was calculated using the Henry Hub cash price at December 31, 2006, of $5.63 per MMBtu of gas, adjusted for our price differentials but excluding the effects of hedging. See “Selected Historical Consolidated Financial and Operating Data—Reconciliation of Non-GAAP Financial Measures” for additional information.
(3)	Excludes 20.5 net wells pending completion at December 31, 2006. Productive wells are wells in which we have a working interest and that are producing or are capable of producing natural gas.
(4)	Additional known drilling locations in proved projects.

Recent Drilling Activity (net productive wells)

		Year Ended December 31,
	2006(1)	2005	2004		2003	2002
Development	102.0	93.0	81.8		47.7	9.6
Exploratory	3.5	5.0	10.0		15.0	2.5

Total	105.5	98.0	91.8		62.7	12.1

Total Capital Expenditures (in thousands)	$81,593	$59,202	$86,189	(2)	$36,069	$12,770

(1)	Excludes 20.5 net wells pending completion at December 31, 2006.
(2)	Includes $27 million for the acquisition of producing properties.

Strategy

Our objective is to increase stockholder value by investing capital to increase our reserves, production, cash flow, and earnings. We have recently engaged Merrill Lynch & Co. to evaluate and advise us on potential strategic opportunities or alternatives to increase our stockholder value. We intend to focus on the following strategies:

•	Focus on coalbed methane operations where we have substantial experience and expertise.

•	Exploit our existing resource base by drilling in our projects and expanding into adjacent areas, thereby leveraging our knowledge of the area and our existing infrastructure and operating base.

•

Explore for large-scale CBM development opportunities both in our existing core areas and in other areas that we enter, where we intend to have operating control and the ability to reduce costs through economies of scale. We seek to be among the first companies in an area so that our costs of entry are less, large acreage positions can be established, and smaller incremental investments can be made to reduce our risk before larger expenditures are required.

•	Pursue opportunistic CBM producing property acquisitions.

•

Optimize financial flexibility by maintaining unused capacity under our bank revolving credit facility. We have a five-year, $180 million revolving credit facility with a $150 million borrowing base, of which approximately $90 million was available for borrowing at December 31, 2006.

Competitive Strengths

CBM Is Our Primary Business. We primarily explore for, develop, and produce CBM gas. We believe that substantial expertise and experience is required to develop, produce, and operate coalbed methane fields in an efficient manner. We believe that the inherent geologic and production characteristics of coalbed methane offer significant operational advantages compared to conventional gas production, including:

•

Production Rates. Unlike conventional natural gas production, which typically declines after initial production is established, production from CBM wells typically increases for the first few years of their productive lives although eventual peak rates are often lower than those of typical conventional gas wells. CBM wells also generally decline at a shallow rate relative to typical conventional gas wells.

•

Low Geologic Risks. Most CBM areas are located in known coal basins where the coal resource has been evaluated for coal mining. These areas have extensive existing geologic information databases. The drilling of new coreholes and a limited number of production test wells reduces the geologic risk prior to committing large development expenditures.

•

Low Finding and Development Costs. Our finding and development costs for the three-year period ended December 31, 2006 have been significantly below the industry average as published by John F. Herold, an independent third party.

•

Low Production Costs. In the early stage of CBM project development per unit operating costs are high because production is initially low and many of our costs are fixed. As production from a project increases and economies of scale are realized, the per unit operating costs typically decrease. Over the life of a project, we believe our average per unit operating costs will be lower than those of many conventional gas industry projects.

•

Long-lived Reserves. Because CBM wells typically have inclining production rates early in their lives and low decline rates thereafter, CBM projects typically result in a reserve life that is significantly longer than many types of conventional gas production.

Highly Experienced Team of CBM Professionals. Our 22-person CBM management, professional, and project management team has an average of more than 16 years of CBM experience and has participated in the drilling and operation of more than 2,700 CBM wells worldwide since 1977.

Large Inventory of Organic Growth Opportunities. We have a total of over 280,000 net acres of CBM and oil and natural gas exploration and development rights, including almost 77,000 net undeveloped acres in our two development areas. We believe our extensive undeveloped acreage position in the Gurnee field in the Cahaba Basin and in the Pond Creek field in the central Appalachian Basin provides us with a total of 633 additional drilling locations.

Track Record of Success in Identifying and Exploiting Large Underdeveloped Resource Plays. We pursue those projects that leverage our CBM expertise to exploit underdeveloped resource potential where we believe we can improve on the prior performance of other operators. We have a history of developing large scale projects in multiple basins with low finding and development costs and low project life operating costs.

Minimal Water Disposal Issues. Unlike many CBM projects, water disposal is not a significant issue for us. In the Gurnee field, we have a pipeline in place to transport produced water for disposal into the Black Warrior River. The Pond Creek field produces comparatively low amounts of water and where we have an existing water disposal well that we believe is adequate for our needs.

Risks Affecting Our Business

Our ability to successfully leverage our competitive strengths and execute our strategy depends upon many factors and is subject to a variety of risks. For example, our ability to drill on our properties and fund our capital budgets depends, to a large extent, upon our ability to generate cash flow from operations at or above current levels and maintain borrowing capacity at or near current levels under our revolving credit facility, or the availability of future debt and equity financing at attractive prices. Our ability to fund CBM property acquisitions and compete for and retain the qualified personnel necessary to conduct our business is also dependent upon our financial resources. Changes in natural gas prices, which may affect both our cash flows and the value of our gas reserves, our ability to replace production through drilling activities, a material adverse change in our gas reserves due to factors other than gas pricing changes, our ability to transport our gas to markets, drilling costs, lower than expected production rates and other factors, many of which are beyond our control, may adversely affect our ability to fund our anticipated capital expenditures, pursue property acquisitions, and compete for qualified personnel, among other things.

Corporate Information

Our principal executive offices are located at 909 Fannin, Suite 1850, Houston, TX 77010 and our telephone number is (713) 659-3855. Our technical and operational headquarters are located at 5336 Stadium Trace Parkway, Suite 206, Birmingham, Alabama 35244. Our website is http://www.geometinc.com.

THE OFFERING

Common stock offered by selling stockholders (1)	Up to 10,250,000 shares

Common stock to be outstanding after this offering (2)	38,680,713 shares

Dividend policy	We do not anticipate that we will pay cash dividends in the foreseeable future. Our credit facilities restrict our ability to pay cash dividends.

Use of proceeds	We will not receive and have not received any proceeds from the sale of the shares of common stock offered in this prospectus.

Risk factors	For a discussion of factors you should consider in making an investment, consider the information under “Risk Factors” in our annual report on Form 10-K, which is incorporated by reference herein.

(1)	We previously registered the resale of up to 10,250,000 shares of our common stock under a Registration Statement on Form S-1, which was declared effective by the Securities and Exchange Commission on July 27, 2006. We have filed a post-effective amendment to the Registration Statement, of which this prospectus is a part of, to update the prospectus and include information from our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein. The selling stockholders may have sold, transferred, or otherwise disposed of some or all of their shares after the date the Registration Statement was declared effective. As of March 26, 2007, our transfer agent and registrar, American Stock Transfer & Trust Company, indicated that 2,964,441 shares of common stock are still held by the selling stockholders.
(2)	Represents the number of shares issued and outstanding as of March 1, 2007. No additional shares are being issued in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements, other than statements of historical fact, included in this prospectus, are forward-looking statements. In some cases, you can identify a forward-looking statement by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” or “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf.

USE OF PROCEEDS

We will not receive and have not received any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares by this prospectus will be received by the selling stockholders.

DIVIDEND POLICY

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to reinvest cash flow generated by operations in our business. Our credit facility currently prohibits us from paying cash dividends on our common stock. Our credit facility terminates in January 2011; however, prior to that time we may enter into other credit agreements or borrowing arrangements that restrict our ability to declare or pay cash dividends on our common stock. Our board of directors has the authority to issue preferred stock and to fix dividend rights that may have preference to our common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows our selected historical consolidated financial and operating data as of and for each of the five years ended December 31, 2006. The selected historical consolidated financial and operating data for the three years ended December 31, 2006 are derived from our audited financial statements included in our annual report on Form 10-K, which is incorporated herein by reference. The selected historical consolidated financial and operating data for the two years ended December 31, 2003 was derived from our audited financial statements which are not included herein. The table reflects a four-for one common stock split in 2006 and prior periods have been adjusted for the stock split. You should read the following data in conjunction with “Managements Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and related notes included elsewhere in this annual report where there is additional disclosure regarding the information in the following table. Our historical results are not necessarily indicative of the results that may be expected in future periods.

	Year Ended December 31,
	2006	2005	2004	2003	2002
Statement of Operations:
Total revenues	$58,136	$41,980	$20,924	$12,049	$7,008
Impairment of other equipment and other non-current assets	—	—	—	8	108
Realized (gain) losses on derivative contracts	(1,118)	7,473	815	44	—
Unrealized (gains) losses from the change in market value of open derivative contracts	(16,877)	12,059	(542)	102	—
Total operating expenses	26,831	41,149	13,272	7,123	5,554
Income from operations	31,305	831	7,652	4,926	1,454
Interest expense, net of amounts capitalized	(3,130)	(3,895)	(986)	(232)	(186)
Income (loss) before income taxes, minority interest, and cumulative effect of change in accounting principle, net of income tax	28,199	(3,008)	6,732	4,782	1,380
Income tax expense (benefit)	10,880	(993)	2,312	1,651	639
Net income (loss) before minority interest and cumulative effect of change in accounting principle, net of income tax	17,319	(2,015)	4,420	3,131	741
Minority interest	(23)	(442)	584	571	138
Net income (loss) before cumulative effect of change in accounting principle, net of income tax	17,296	(1,573)	3,836	2,560	603
Cumulative effect of change in accounting principle, net of income tax	—	—	—	19	—
Net income (loss)	$17,296	$(1,573)	$3,836	$2,541	$603
Net income (loss) per common share:
Basic	$0.49	$(0.06)	$0.17	$0.20	$0.08
Diluted	$0.48	$(0.06)	$0.17	$0.20	$0.08
Balance Sheet Data (at period end):
Working (deficit) capital	$(1,625)	$(7,368)	$(1,251)	$5,133	$3,940
Total assets	$335,195	$247,909	$142,090	$81,505	$42,261
Long-term debt	$60,832	$99,926	$51,513	$10,102	$6,665
Stockholders’ equity	$210,007	$95,422	$65,692	$52,754	$22,912
Cash flow Data:
Net cash provided by operating activities	$21,472	$12,433	$10,580	$10,801	$4,603
Net cash used in investing activities	$(78,669)	$(59,661)	$(66,193)	$(36,341)	$(12,773)
Net cash provided by financing activities	$58,086	$44,906	$50,192	$30,534	$5,372
Capital expenditures	$79,061	$59,817	$86,189	$36,069	$12,770
Other Data:
Net sales volume (Bcf)	6.2	4.6	3.2	2.5	2.1
Average natural gas sales price ($ per Mcf)	$7.22	$9.06	$6.12	$4.71	$3.16
Average natural gas sales price ($ per Mcf) realized(1)	$7.40	$7.43	$5.87	$4.69	$3.16
Total production expenses ($ per Mcf)	$2.75	$2.81	$2.36	$1.23	$0.72
Depreciation, depletion and amortization	$1.26	$1.06	$0.84	$0.85	$0.88
Estimated proved reserves (Bcf)(2)	325.7	262.5	209.9	103.9	35.5
Standardized measure of discounted future net cash flows ($ millions)	$359.5	$632.7	$349.8	$172.5	$45.4
Non-GAAP Measures:(3)
PV-10 ($ millions)	$525.6	$880.2	$481.8	$236.9	$64.4

(1)	Average realized price includes the effects of realized gains or losses on derivative contracts.
(2)	Based on the reserve reports prepared by DeGolyer and MacNaughton, independent petroleum engineers, at each period end. Natural gas prices are volatile and may fluctuate widely affecting significantly the calculation of estimated net cash flows. Refer to “Risk Factors” for a more complete discussion.
(3)	See reconciliation of non-GAAP financial measures.

Reconciliation of Non-GAAP Financial Measures

The following table shows our reconciliation of our PV-10 to our standardized measure of discounted future net cash flows (the most directly comparable measure calculated and presented in accordance with GAAP). PV-10 is our estimate of the present value of future net revenues from estimated proved natural gas reserves after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of future income taxes. The estimated future net revenues are discounted at an annual rate of 10% to determine their “present value.” We believe PV-10 to be an important measure for evaluating the relative significance of our CBM gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our company. We believe that most other companies in the oil and gas industry calculate PV-10 on the same basis. PV-10 should not be considered as an alternative to the standardized measure of discounted future net cash flows as computed under GAAP.

	As of December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Future cash inflows	$1,858,104	$2,536,279	$1,302,830	$599,501	$163,986
Less: Future production costs	501,955	463,416	290,425	125,765	48,771
Less: Future development costs	101,777	76,297	38,242	23,832	4,676

Future net cash flows	1,254,371	1,996,566	974,163	449,904	110,539
Less: 10% discount factor	728,739	1,116,413	(492,339)	(213,018)	(46,095)

PV-10	$525,632	$880,153	481,824	236,886	64,444

Less: Undiscounted income taxes	(410,391)	(579,689)	(274,975)	(125,858)	(32,101)
Plus: 10% discount factor	244,245	332,201	142,906	61,520	13,084

Discounted income taxes	(166,146)	(247,488)	(132,069)	(64,338)	(19,017)

Standardized measure of discounted future net cash flows	$359,486	$632,665	$349,755	$172,548	$45,427

SELLING STOCKHOLDERS

This prospectus covers shares sold in our private equity offering to “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling stockholders who purchased shares from us in our private equity offering in January 2006 may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below. We have registered for resale the shares of our common stock set forth in the table below.

The following table sets forth information about the number of shares originally purchased by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of February 9, 2006 and additional information provided to us by our transfer agent and registrar. The selling stockholders identified below may have sold, transferred, or otherwise disposed of some or all of their shares, which may not be reflected in the following table pursuant to an effective registration statement or in transactions exempt from or not subject to the registration requirements of the Securities Act. Our transfer agent and registrar indicated that the selling stockholders still hold 2,964,441 shares of common stock as of March 26, 2007. Information concerning the selling stockholders may change from time to time and, if necessary, we may amend or supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read “Plan of Distribution.”

The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship, if any, which the selling stockholder has had with us or any of our predecessors or affiliates within the past three years, and the number of shares of our common stock owned by such stockholder prior to the offering. We have assumed all shares reflected on the table have been or will be sold from time to time.

Selling Stockholders	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock Being Offered Hereby(1)	Number of Shares of Common Stock Owned After Completion of the Offering	Percentage of Shares of Common Stock Owned After Completion of the Offering
AG CNG Fund, L.P.(2)(3)	20,900	20,900	—	*
AG MM, L.P.(4)(5)	12,100	12,100	—	*
AG Princess, L.P.(6)(7)	9,200	9,200	—	*
AG Super Fund, L.P.(8)(9)	193,700	193,700	—	*
AG Super Fund International Partners, L.P.(10)(11)	46,800	46,800	—	*
Amaranth LLC(12)(13)	150,000	150,000	—	*
BBT Fund, L.P.(14)	413,000	413,000	—	*
Brady Retirement Fund L.P.(15).	18,000	18,000	—	*
Brightwater Fund LLC(16)	4,000	4,000	—	*
Brightwater Master Fund LP(16)	36,000	36,000	—	*
CAP Fund, L.P.(17)	203,000	203,000	—	*
Chilton Global Natural Resources Partners, L.P.(18)	184,490	184,490	—	*
Chilton International, LP(18)	88,443	88,443	—	*
Chilton Investment Partners, LP(18)	14,052	14,052	—	*

Selling Stockholders	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock Being Offered Hereby(1)	Number of Shares of Common Stock Owned After Completion of the Offering	Percentage of Shares of Common Stock Owned After Completion of the Offering
Chilton Opportunity International, LP(18)	13,098	13,098	—	*
Chilton Opportunity Trust, L.P.(18)	12,574	12,574	—	*
Chilton QP Investment Partners, LP(18)	37,343	37,343	—	*
Commonfund Event-Driven Company(19)(20)	8,600	8,600	—	*
The Dalrymple Global Resources Fund, LP(21)	15,000	15,000	—	*
Deephaven Relative Value Equity Trading LTD(22)	75,000	75,000	—	*
Eton Park Fund, L.P.(23)	563,500	563,500	—	*
Eton Park Master Fund, Ltd.(23)	1,046,500	1,046,500	—	*
GAM Arbitrage Investments Inc.(24)(25)	66,000	66,000	—	*
Geary Partners L.P.(26)	59,100	59,100	—	*
Goldman, Sachs & Co.(27)	1,700,000	1,700,000	—	*
Hedgenergy Master Fund LP(28)	300,000	300,000	—	*
Ironman Energy Capital, L.P.(29)	75,000	75,000	—	*
Kenmont Special Opportunities Master Fund, L.P.(30)	200,000	200,000	—	*
Nutmeg Partners, L.P.(31)(32)	29,000	29,000	—	*
PHS Bay Colony Fund, L.P.(33)(34)	9,200	9,200	—	*
PHS Patriot Fund, L.P.(35)(36)	4,500	4,500	—	*
Presidio Partners(37)	72,900	72,900	—	*
Prism Offshore Fund, Ltd.(38)	352,400	352,400	—	*
Prism Partners, L.P.(38)	151,000	151,000	—	*
Prism Partners QP, LP(39)	141,600	141,600	—	*
Royal Bank of Canada(40)	625,000	625,000		*
SDS Capital Group SPC, Ltd.(41)	50,000	50,000	—	*
SGB Simurgh Partners LLC(42)	50,000	50,000	—	*
SRI Fund, L.P.(43)	84,000	84,000	—	*
Straus-GEPT Partners LP(44)	62,500	62,500	—	*
Straus Partners LP(45)	62,500	62,500	—	*
Touradji Global Resources Master Fund, Ltd.(46)	1,100,000	1,100,000	—	*
York Capital Management, L.P.(47)	353,958	353,958	—	*
York Investment Limited(48)	1,536,042	1,536,042	—	*
TOTAL	10,250,000	10,250,000

*	Less than 0.1%
(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. We filed a Registration Statement on Form S-1 that was declared effective by the Securities and Exchange Commission on July 27, 2006, which registered all 10,250,000 shares of our common stock issued in our private equity placement in January 2006. Following the effectiveness of the Registration Statement and prior to our filing a post-effective amendment to that Registration Statement, of which this prospectus is a part, we have been informed by our transfer agent, American Stock Transfer & Trust Company, that certain of the selling stockholders have sold shares of common stock, and 2,964,441 shares of common stock are still held by the selling stockholders as of March 26, 2007.
(2)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to AG CNG Fund, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG CNG Fund, L.P.
(3)	AG CNG Fund , L.P. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of AG CNG Fund, L.P. was not involved in the purchase of the shares and will not be involved in the sale of the shares. AG CNG, Fund L.P. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(4)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to AG MM, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG MM, L.P.

(5)	AG MM, L.P. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of AG MM, L.P. was not involved in the purchase of the shares and will not be involved in the sale of the shares. AG MM, L.P. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(6)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to AG Princess, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG Princess, L.P.
(7)	AG Princess, L.P. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of AG Princess, L.P. was not involved in the purchase of the shares and will not be involved in the sale of the shares. AG Princess, L.P. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(8)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to AG Super Fund, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG Super Fund, L.P.
(9)	AG Super Fund, L.P. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of AG Super Fund, L.P. was not involved in the purchase of the shares and will not be involved in the sale of the shares. AG Super Fund, L.P. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(10)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to AG Super Fund International Partners, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG Super Fund International Partners, L.P.
(11)	AG Super Fund International Partners, L.P. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of AG Super Fund International Partners, L.P. was not involved in the purchase of the shares and will not be involved in the sale of the shares. AG Super Fund International Partner, L.P. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(12)	Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C., which is the Trading Advisor of this selling stockholder. By virtue of his position with the Trading Advisor, Mr. Maounis exercises investment power and voting control over the shares held by the selling stockholder.
(13)	Each of Amaranth Securities L.L.C. and Amaranth Global Securities Inc. is a broker-dealer registered pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Each such broker-dealer may be deemed to be an affiliate of the selling stockholder. Neither of such broker-dealers, however, is authorized by the NASD to engage in securities offerings either as an underwriter or as a selling group participant and neither of such broker-dealers actually engages in any such activity.
(14)	BBT-FW, Inc. is the general partner of BBT Fund, L.P. Sid R. Bass exercises investment power and voting control over the shares held by this selling stockholder.
(15)	William J. Brady is the general partner of Brady Retirement Fund L.P. and holds investment power and voting control over the shares held by this selling stockholder.
(16)	David Zusman exercises voting control and investment power over the shares held by this selling stockholder.
(17)	CAP-FW, Inc. is the general partner of CAP Fund, L.P. Sid R. Bass exercises investment power and voting control over the shares held by this selling stockholder.
(18)	Chilton Investment Company, LLC is the general partner and investment adviser of this selling stockholder, and its board of directors exercises investment power and voting control over the shares held by this selling stockholder.
(19)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to Commonfund Event-Drive Company. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by Commonfund Event-Drive Company.
(20)	Commonfund Event-Drive Company is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of Commonfund Event-Drive Company was not involved in the purchase of the shares and will not be involved in the sale of the shares. Commonfund Event-Drive Company purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(21)	G. Paul Ferguson exercises voting control and investment power over the shares held by this selling stockholder.
(22)	Colin Smith exercises voting control and investment power over the shares held by this selling stockholder.
(23)	Eton Park Capital Management, LP is the investment manager for Eton Park Fund, LP and Eton Park Master Fund, Ltd. Eton Park Capital Management LLC is the general partner of Eton Park Capital Management, LP. Eric Mindich is the managing member of Eton Park Capital Management LLC. By virtue of his position with Eton Park Capital Management LLC, Mr. Mindich exercises investment power and voting control over the shares held by this selling stockholder.
(24)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to GAM Arbitrage Investments Inc. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by GAM Arbitrage Investments Inc.

(25)	GAM Arbitrage Investments Inc. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of GAM Arbitrage Investments Inc. was not involved in the purchase of the shares and will not be involved in the sale of the shares. GAM Arbitrage Investments Inc. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(26)	William J. Brady is the general partner of Geary Partners L.P. and holds investment power and voting control over the shares held by this selling stockholder.
(27)	Goldman, Sachs & Co. is a member of the National Association of Securities Dealers, Inc.
(28)	B.J. Willingham is the Chief Information Officer of Moncrief Willingham Energy Advisers, L.P., the investment adviser of this selling stockholder. By virtue of his position with Hedgenergy Master Fund LP, Mr. Willingham exercises investment power and voting control over the shares held by this selling stockholder.
(29)	G. Bryan Dutt has investment power and voting control over the shares held by this selling stockholder.
(30)	Donald R. Kendall Jr. exercises investment power and voting control over the shares held by this selling stockholder.
(31)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to Nutmeg Partners, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by Nutmeg Partners, L.P.
(32)	Nutmeg Partners, L.P. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of Nutmeg Partners, L.P. was not involved in the purchase of the shares and will not be involved in the sale of the shares. Nutmeg Partners, L.P. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(33)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to PHS Bay Colony Fund, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by PHS Bay Colony Fund, L.P.
(34)	PHS Bay Colony Fund, L.P. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of PHS Bay Colony Fund, L.P. was not involved in the purchase of the shares and will not be involved in the sale of the shares. PHS Bay Colony Fund, L.P. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(35)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the Investment Manager to PHS Patriot Fund, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by PHS Patriot Fund, L.P.
(36)	PHS Patriot Fund, L.P. is not a broker-dealer; however, it is an affiliate of a registered broker-dealer. The broker dealer that is an affiliate of PHS Patriot Fund, L.P. was not involved in the purchase of the shares and will not be involved in the sale of the shares. PHS Patriot Fund, L.P. purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.
(37)	William J. Brady is the general partner of Presidio Partners and holds investment power and voting control over the shares held by this selling stockholder.
(38)	Charles Jobson is the managing member of Delta Partners LLC, which is the Investment Manager of this selling stockholder. By virtue of his position with the Investment Manager, Mr. Jobson exercises investment power and voting control over the shares held by the selling stockholder.
(39)	Charles Jobson is the managing member of Delta Partners LLC, which is the Investment Manager of this selling stockholder, and he is the Managing Member of Delta Investment Partners LLC, the general partner of the selling stockholder. By virtue of his position with the Investment Manager and the general partner, Mr. Jobson exercises investment power and voting control over the shares held by the selling stockholder.
(40)	Royal Bank of Canada is a controlling shareholder of RBC Capital Markets Corp and RBC Dain Rauscher, Inc., NASD Members.
(41)	Steve Derby has investment power and voting control over the shares held by this selling stockholder.
(42)	Vance Brown has investment power and voting control over the shares held by this selling stockholder.
(43)	BBT-FW, Inc. is the general partner of SRI Fund, L.P. Sid R. Bass exercises investment power and voting control over the shares held by this selling stockholder.
(44)	Melville Straus, the Managing Principal of Straus-GEPT Partners, LP, exercises investment power and voting control over the shares held by this selling stockholder.
(45)	Melville Straus, the Managing Principal of Straus Partners, LP, exercises investment power and voting control over the shares held by this selling stockholder.
(46)	Paul Touradji is an officer of Touradji Capital Management LP, the Investment Manager of Touradji Global Resources Master Fund, Ltd. By virtue of his position with Touradji Capital Management LP, Mr. Touradji exercises investment power and voting control over the shares held by this selling stockholder.
(47)	The general partner of York Capital Management, L.P. is Dinan Management, LLC, which is controlled by James G. Dinan.
(48)	The general partner of York Investment Limited is York Offshore Holdings Limited, which is controlled by James G. Dinan.

PLAN OF DISTRIBUTION

We have registered the common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time. Under the registration rights agreement we entered into with the selling stockholders, we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We have not received and will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or agents’ commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions, or commissions may be in excess of those customary in the types of transactions involved.

The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table above under the heading “Selling Stockholders” are deemed to be underwriters. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” with the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. In addition, underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12, and 17 of the Securities Act.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions on such exchanges or services or in the over-the-counter market;

•

through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales (only after the initial effectiveness of the registration statement to which this prospectus is a part); or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

•	engage in short sales of the common stock (only after the initial effectiveness of the registration statement to which this prospectus is a part) in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•

enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

Our common stock is listed on The Nasdaq Global Market under the symbol “GMET”.

There can be no assurance that any selling stockholder has sold or will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other participating person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering, and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

If required, at the time of a particular offering of shares of common stock by a selling stockholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers. We have no obligation to any selling stockholder to arrange an underwriting, or assist in providing for any proposed sale, of any of the shares of common stock covered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement, of which this prospectus forms a part, effective for specified periods of time or until the occurrence of certain events. We may, under certain circumstances such as when updatedl financial information becomes available, suspend the use of this prospectus upon notice to the selling stockholders, to update the registration statement of which this prospectus forms a part with periodic information or material non-public information as required by the Securities Act. We have agreed with the selling stockholders to limit these suspended periods to those required by the Securities Act or limit them to contractually specified limits. See “Registration Rights.”

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock covered hereby will be freely tradeable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

Pursuant to our amended certificate of incorporation, we have the authority to issue an aggregate of 135,000,000 shares of capital stock, consisting of 125,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Selected provisions of our organizational documents are summarized below. Copies of our organizational documents will be provided upon request and are available on our website, www.geometinc.com. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

As of March 1, 2007, we had a total of 38,680,713 shares of common stock outstanding. We originally reserved 4,400,000 shares for future issuance to employees as restricted stock or stock option awards pursuant to our employee plans. As of March 23, 2007 we have granted options to purchase 2,590,583 shares, of which 1,839,300 remain outstanding, restricted stock awards of 21,436 shares of common stock, and 1,567,562 shares remain available for future grants.

Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of our stockholders. Our stockholders may not cumulate their votes in the election of directors.

Dividends, distributions and stock splits. Holders of our common stock are entitled to receive dividends if, as and when such dividends are declared by our board out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All the shares of common stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

Other rights. Holders of our common stock have no redemption or conversion rights but do have preemptive rights to subscribe for our securities, except in certain circumstances, including, but not limited to, a public offering of our stock.

Preferred Stock

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There will be no shares of preferred stock outstanding, and we have no present plans to issue any preferred stock.

One of the effects of undesignated preferred stock may be to enable our board of directors to render it more difficult to or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by our board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights, and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Liability and Indemnification of Officers and Directors

Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases or dividends; or

•	for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers against expenses, judgments, fines, and amounts paid in settlement incurred by such director or officer if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Our certificate of incorporation and bylaws also provide that we may advance expenses, as incurred, to our directors and officers in connection with a legal proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it shall be ultimately determined that he is entitled to be indemnified by us as authorized by the certificate of incorporation and the bylaws.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision. In general, the provision prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets, and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•

an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	our board approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A corporation can elect not to be subject to Section 203 if a provision electing to opt out of Section 203 is included in the corporation’s certificate of incorporation. Our amended and restated certificate of incorporation does not contain a provision opting out of Section 203. As a result, we anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Charter and Bylaw Provisions

Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of the stockholders and not by written consent of the stockholders. Our amended and restated bylaws provide that special meetings of stockholders may be called only by our chairman or chief executive officer, or by our chairman, president, or secretary at the request in writing of a majority of our board and not by our stockholders.

Directors may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors. Our amended and restated bylaws provide that our directors may be removed by stockholders only for cause. Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by election at an annual or special meeting of stockholders or by the affirmative vote of a majority of the directors then in office, though less than a quorum. If there are no directors in office, then an election of directors may be held in the manner provided by law.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Because we have registered a substantial amount of shares for resale, the sale of those shares in the public market after the date of this prospectus, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

As of March 1, 2007, we had 38,680,713 shares of common stock outstanding. All of the shares of our common stock sold under this prospectus will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of common stock held by our employees are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by our employees only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding or (ii) the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on SEC Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Issued Under Employee Plans

On August 25, 2006, we filed a registration statement on Form S-8 under the Securities Act to register up to 3,607,170 shares of common stock issuable with respect to options and shares of restricted stock that have been granted, exercised or will be granted under our employee plans or otherwise. Shares issued upon the exercise of stock options and the vesting of the restricted stock are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates. Under Rule 701 under the Securities Act, as currently in effect, each of our employees, officers, directors, and consultants who purchased or received shares pursuant to a written compensatory plan or contract is eligible to resell these shares in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

REGISTRATION RIGHTS

We entered into a registration rights agreement in connection with our private placement of common stock in the first quarter of 2006. In the registration rights agreement we agreed, for the benefit of the purchasers of our common stock in the private offering, to:

•	file a registration statement (a “shelf registration statement”) with the SEC by April 30, 2006, which we filed on February 10, 2006;

•

use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act not later than August 29, 2006, which was declared effective by the Securities and Exchange Commission on July 27, 2006;

•	continuously maintain the effectiveness of the shelf registration statement under the Securities Act until the earliest of:

•

the sale of all of the shares of common stock covered by the shelf registration statement pursuant to the registration statement or Rule 144 under the Securities Act or any similar provision then in effect;

•

such time as all of the shares of our common stock sold in the private offering and covered by the shelf registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act; or

•	the second anniversary of the issuance of the shares of common stock pursuant to the purchase agreement with the initial purchaser, or January 28, 2008.

This prospectus is part of a post-effective amendment to that registration statement. A purchaser of our common stock in connection with this prospectus will not receive the benefits of the registration rights agreement.

Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the shelf registration statement of which this prospectus is a part (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•

The representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the shelf registration statement would have a material adverse effect on our initial public offering;

•

a majority of our Board of Directors, in good faith, determines that (1) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; or (3) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements; or

•

a majority of our Board of Directors, in good faith, determines, that we are required by law, rule or regulation to supplement the shelf registration statement or file a post-effective amendment to the shelf registration statement in order to incorporate information into the shelf registration statement for the purpose of (1) including in the shelf registration statement a prospectus required under Section 10(a)(3) of the Securities Act; (2) including in the prospectus included in the shelf registration statement any facts or events arising after the effective date of the shelf registration statement (or the most-recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the shelf registration statement any material information with respect to the plan of distribution not disclosed in the shelf registration statement or any material change to such information.

The cumulative blackout periods in any 12-month period commencing on the closing of the private equity placement may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring it effective; provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.

In addition to this limited ability to suspend use of the shelf registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports, which will not occur until at least one year following the end of the month in which the registration statement of which this prospectus is a part is declared effective, we will be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the shelf registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.

A holder who sells our common stock pursuant to the shelf registration statement or as a selling stockholder pursuant to an underwritten public offering will be required to be named as a selling stockholder in the related prospectus, as it may be amended or supplemented from time to time, and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock must deliver information to be used in connection with the shelf registration statement in order to have such holder’s shares of our common stock included in the shelf registration statement.

Each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event which makes a statement in the prospectus which is a part of the shelf registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

To ensure compliance with Treasury Department Circular 230, prospective investors in our common stock are hereby notified that (1) any discussion of U.S. federal tax issues in this prospectus is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code, (2) any discussion of U.S. federal tax issues in this prospectus is written to support the promotion or marketing of the transactions or matters addressed herein and (3) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following is a summary of material United States federal income and, to a limited extent, estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986 as amended (the “Code”) and regulations, administrative rulings and court decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This summary deals only with non-United States holders that will hold our common stock as “capital assets” (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes, regulated investment companies, real estate investment trusts, or persons that have a “functional currency” other than the U.S. dollar. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for United States federal income tax, purposes) holding our common stock, you should consult your tax advisor. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the common stock. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used in this discussion, a “non-United States holder” is a beneficial owner of common stock that for United States federal income tax purposes is not:

•

an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation or partnership, or other entity treated as a corporation or partnership for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, U.S. Treasury regulations are adopted which provide otherwise);

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Dividends

We do not expect to pay any cash distributions on our common stock in the foreseeable future. However, if we do make a cash distribution on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-United States holder’s adjusted tax basis in the common stock, and any remaining excess will be treated as gain realized on the sale or other disposition of the common stock. See “Gain on Disposition of Common Stock” below for additional discussion of the federal tax treatment of distributions in excess of earnings and profits. Any distribution to a non-United States holder of common stock that is not effectively connected with a non-United States holder’s conduct of a U.S. trade or business ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. To receive a reduced treaty rate, a non-United States holder must provide us with IRS Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be exempt from the withholding tax described above but instead will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-United States holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-United States holder complies with applicable certification and disclosure requirements. To claim this exemption from withholding tax, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying eligibility for such exemption. Dividends received by a corporate non-United States holder that are effectively connected with a trade or business conducted by such corporate non-United States holder in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. However,

•

in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

•

in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury Regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-United States holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it.

A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-United States holder in the United States;

•	the non-United States holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-United States holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-United States holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

We believe that we are a USRPHC. Nonetheless, a non-United States holder generally will not be subject to United States federal income tax on any gain realized on a disposition of our common stock as a result of the third bullet point above if our common stock is considered to be “regularly traded on an established securities market,” within the meaning of Section 897 of the Code and the applicable Treasury Regulations, at any time during the calendar year in which the sale or other disposition occurs, and the non-United States holder does not actually or constructively own, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of our common stock. It is likely that our common stock will not be considered “regularly traded on an established securities market” prior to the effectiveness of the registration statement governing the resale of such stock. In addition, even after the shelf registration statement becomes effective, it is possible that our common stock will not be considered regularly traded if it is not regularly quoted by brokers or dealers making a market in our common stock.

If our common stock is not considered to be “regularly traded on an established securities market,” a non-United States holder may be subject to withholding at a rate of 10% of the amount realized on a disposition of our common stock, and the non-United States holder generally will be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons. If the non-United States holder is a foreign corporation, the additional “branch profits tax” described above may also apply. Similarly, if we make any distribution to a non-United States holder in excess of our current and accumulated earnings and profits, the distribution generally will be subject to withholding in the manner described above under “Dividends”, and the non-United States holder generally will be taxed on its net gain, if any, derived from the receipt of the distribution at the regular U.S. federal income tax rates applicable to United States persons (subject to a credit for any tax withheld). If the non-United States holder subject to tax in this manner is a foreign corporation, the additional “branch profits tax” described above may also apply. A non-United States holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Non-United States holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal Estate Taxes

If you are an individual, common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to you the amount of dividends paid to you, your name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside under the provisions of any applicable tax treaty or exchange of information agreement.

In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-United States holder if such non-United States holder has provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that the payee is a United States person.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interests) owned by United States persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-United States holder status under penalties of perjury, or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the payee is a United States person.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the non-United States holder’s United States federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

LEGAL MATTERS

The validity of the shares offered hereby and certain other legal matters in connection with this offering will be passed upon for us by Thompson & Knight LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006) which is incorporated herein by reference, and has been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT ENGINEERS

The estimates of our proved reserves as of December 31, 2006, 2005 and 2004 included in or incorporated by reference into this prospectus are based on reserve reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are included or incorporated by reference in this prospectus in reliance upon the authority of the firm as experts in these matters.

GLOSSARY OF NATURAL GAS AND COALBED METHANE TERMS

The following is a description of the meanings of some of the oil and gas or coalbed methane industry terms used in this prospectus.

Additional drilling locations. Locations specifically identified and scheduled by management as an estimate of our future multi-year drilling activities on existing acreage.

Appalachian Basin. A mountainous region in the eastern United States, running from northern Alabama to Pennsylvania, and including parts of Georgia, South Carolina, North Carolina, Tennessee, Kentucky, Virginia, and all of West Virginia.

Bcf. Billion cubic feet of natural gas.

Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

CBM. Coalbed methane.

CBM acres. Acreage under a lease that excludes oil, natural gas, and all other minerals other than CBM.

Coal seam. A single layer or stratum of coal.

Coal rank. Coal is a carbon rich rock derived from plant material accumulated in peat swamps. With increasing depth of burial, the plant material undergoes coalification, releasing volatile matter. The coal rank increases as the percentage of volatile mater (%VM) decreases. The generation of methane is a result of the thermal maturation or increasing rank of the coal. Coals targeted for CBM projects, from low rank to high rank, are lignite, sub-bituminous, high volatile bituminous, medium volatile bituminous and low volatile bituminous coals. The range of %VM associated with these coal ranks decrease from lignite at approximately 60%VM to low volatile bituminous coals at approximately 15%VM.

Completion. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well. A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Dth. Decatherm is 10 therms and 1 therm is equivalent to 100,000 Btu’s at 59 degrees F.

Estimated proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Estimated proved undeveloped reserves. Estimated proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Field. An area consisting of either a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Finding and development costs. A non-GAAP performance measure, expressed in dollars per Mcf, commonly used throughout the oil and gas industry to measure the efficiency of a company in adding new reserves. The finding and development cost measure referred to in this prospectus is calculated for the three year time period by taking the sum of the cost incurred for exploration, development, and acquisition, including future development costs attributable to proved undeveloped reserves, adjusted for the change for the period in the balance of unevaluated natural gas properties not subject to amortization and dividing such amount by the total proved reserve additions. Management believes that utilizing finding and development costs as a performance measure is useful to an investor in evaluating us because it measures the efficiency of a company in adding proved reserves as compared to others in the industry. The cost and reserve information is derived directly from line items disclosed in the schedule of Capitalized Cost, Natural Gas Reserves and the Standardized Measure, which are all required to be disclosed by SFAS 69.

Gathering system. Pipelines and other equipment used to move natural gas from the wellhead to the trunk or the main transmission lines of a pipeline system.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Mcf. Thousand cubic feet of natural gas.

MMBtu. Million British thermal units.

MMcf. Million cubic feet of natural gas.

Natural gas desorption test. A process to estimate the volume of natural gas adsorbed in a volume of coal (usually expressed as cubic feet per ton) by placing a sample of coal into a sealed canister and taking periodic measurements of gas desorbed, temperature and pressure for up to 90 days. The estimate of total gas adsorbed in the coal sample is the sum of: (i) the measurements of natural gas during the test period, corrected to standard temperature and pressure (the “measured natural gas”), (ii) the “lost natural gas,” which is calculated using the elapsed time the sample desorbed before its placement into the canister and the rate of desorption determined from the test period, and (iii) the “remaining natural gas,” which is determined by measuring the natural gas released while grinding the coal sample into a powder or which is calculated mathematically using the measurements from the test period.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or well, as the case may be.

NYMEX. The New York Mercantile Exchange.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Proved developed reserves. Estimated proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

PV-10 or present value of estimated future net revenues. A non-GAAP measure that estimates the present value of the estimated future net revenues from estimated proved natural gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10% in accordance with the SEC’s practice, to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.

Reserve life index. This index is calculated by dividing total estimated proved reserves by the production from the previous year to estimate the number of years of remaining production.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Shut in. Stopping an oil or natural gas well from producing.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas regardless of whether or not such acreage contains estimated proved reserves.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

10,250,000 Shares

of

Common Stock

Prospectus

April 9, 2007